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                                                              OMB APPROVAL
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                                                       OMB Number:    3235-0145
                          UNITED STATES                Expires October 31, 1994
                SECURITIES AND EXCHANGE COMMISSION     Estimated average burden
                     Washington, D.C. 20549            hours per form .... 14.90
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                           SCHEDULE 13D

           UNDER THE SECURITIES EXCHANGE ACT OF 1934
                      (AMENDMENT NO. FOUR)*


                        BIRD CORPORATION
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                        (Name of Issuer)


                  Common Stock, $1.00 par value
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                  (Title of Class of Securities)


                            090763-103
                  --------------------------------
                          (CUSIP Number)

    Antonio J. Lorusso, Jr., President, S.M. Lorusso & Sons, Inc.
    P.O. Box 230, Walpole, MA 02081, (508) 668-2600
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(Name, Address and Telephone Number of Person Authorized to Receive Notices
                        and Communications)

                               December 15, 1995
          ------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person his previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /, (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 090763-103                                    PAGE 2 OF 6 PAGES
----------------------                                --------------------------

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 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          S. M. Lorusso & Sons, Inc.
          Antonio J. Lorusso, Jr.
          James B. Lorusso
          Samuel A. Lorusso
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 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /X/
                                                                        (b) / /


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 3      SEC USE ONLY


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 4      SOURCE OF FUNDS*

          BK and PF
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 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS 1S REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)

          N/A
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 6      CITIZENSHIP 0R PLACE OF ORGANIZATION

          USA; Massachusetts (S. M. Lorusso & Sons, Inc.)

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                 7  SOLE VOTING POWER

 NUMBER OF           251,121
   SHARES       ----------------------------------------------------------------
BENEFICIALLY     8  SHARED VOTING POWER
 OWNED BY
   EACH              81,000
 REPORTING      ----------------------------------------------------------------
  PERSON         9  SOLE DISPOSITIVE POWER

                     251,121
                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                      81,000
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          332,121
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /
          N/A
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.95%
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14      TYPE OF REPORTING PERSON*

          CO; IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                          2 of 7


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                                                                   Page 3 of 6

                                 SCHEDULE 13D

Item 1.    Security and Issuer
-------    -------------------

           This statement relates to the Common Stock, $1.00 par value, class of equity securities issued by Bird Corporation, a Massachusetts corporation with a principal place of business and principal executive offices at 1077 Pleasant Street, Norwood, Massachusetts 02062.

Item 2.    Identity and Background
-------    -----------------------

    (a) The person filing this statement is S. M. Lorusso & Sons, Inc., a duly organized and existing Massachusetts corporation having a principal place of business and its principal office at 331 West Street, Walpole, Massachusetts. Other principal places of business are located in the West Roxbury district of Boston, Wrentham, Braintree, Weymouth, and Barnstable, all in
           Massachusetts. Its principal business is quarrying and processing of sand, gravel and stone, and the sale of aggregates and other related products primarily to the construction industry.

    (b)    Antonio J. Lorusso, Jr., is an officer, director and shareholder of
           S. M. Lorusso & Sons, Inc. He is a United States citizen residing at 1260 Old North Street, Walpole, Massachusetts.

    (c) James B. Lorusso is an officer, director and shareholder of S. M. Lorusso & Sons, Inc. He is a United States citizen residing at 386 Hancock Street, Wrentham, Massachusetts.

    (d) Samuel A. Lorusso is an officer, director and shareholder of S. M. Lorusso & Sons, Inc. He is a United States citizen residing at
           45 Vineyard Street, East Falmouth, Massachusetts.

    (e) During the last five years, none of the reporting persons named herein has been convicted in a criminal proceeding.

    (f) During the last five years, none of the reporting persons named herein was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a consequence, is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws, or any other finding of any violation with respect to such laws.


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                                                       Page 4 of 6

Item 3.    Source and Amount of Funds or Other Consideration
-------    -------------------------------------------------

           The sources of the funds used to acquire the additional 10,000 shares of the equity securities of the Issuer reported in this Amendment No. 4 are all personal funds. Specifically:

           a. Antonio J. Lorusso, Jr., acquired 7,500 shares for his joint account with his spouse Barbara H. Lorusso from his personal funds.

           b. S.M. Lorusso & Sons, Inc. acquired 2,500 shares for its company account with general corporate funds.

Item 4.    Purpose of Transaction
------     ------------------------

           The purpose of the acquisition of securities of the Issuer is for investment. The reporting persons have no other plans or proposals which relate to or would result in any of the events described in the Schedule 13D Special Instructions for Item 4(b) through and including (j).


Item 5.    Interest in Securities of the Issuer
-------    ------------------------------------
   (a) S. M. Lorusso & Sons, Inc., is the beneficial owner of 230,121 shares of the Common Stock, $1.00 par value, of the Issuer. Antonio J. Lorusso, Jr., is, jointly with his spouse and children hereinafter identified, the beneficial owner of an additional 79,500 shares of the Common Stock, $1.00 par value, of the Issuer. He is also the beneficial owner of an additional 20,000 shares of said Common
           Stock allocated to an Individual Retirement Rollover Account. James
           B. Lorusso is the beneficial owner of 1,000 shares of said Common Stock. Samuel A. Lorusso is, jointly with his spouse, the beneficial owner of 1,500 shares of said Common Stock. Therefore, the total number of shares of said Common Stock owned by all reporting persons in this group is 332,121 which represents approximately 7.95 percent of this class of securities.

   (b) S. M. Lorusso & Sons, Inc., has sole voting and dispositive power over 230,121 shares; Antonio J. Lorusso, Jr., has sole voting and dispositive power over 20,000 shares allocated to his Individual Retirement Rollover Account; Antonio J. Lorusso, Jr., has shared voting and dispositive power with his spouse, Barbara H. Lorusso, over 77,500 shares; Antonio J. Lorusso, Jr., has shared voting and dispositive power with his son, Antonio J. Lorusso, III, over 1,000 shares; Antonio J. Lorusso, Jr., has shared voting


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                                                      Page 5 of 6

           and dispositive power with his daughter, Andrea Lorusso, over 1,000 shares, and James B. Lorusso has sole voting and dispositive power over 1,000 shares of said Common Stock; Samuel A. Lorusso has shared voting and dispositive power with his spouse Judith C. Lorusso over 1,500 shares.

   (c) The following transactions in the Common Stock of the Issuer have been effected during the past 60 days:

           1.    On November 28, 1995, Antonio J. Lorusso, Jr., and Barbara
                 H. Lorusso acquired 7,000 shares of the Issuer's Common Stock at a price of $5.87 per share.

           2.    On December 7, 1995, Antonio J. Lorusso, Jr., and Barbara
                 H. Lorusso acquired 10,000 shares of the Issuer's Common Stock at a price of $5.70 per share.

           3. On December 15, 1995, S.M. Lorusso & Sons, Inc., acquired 2,500 shares of the Issuer's Common Stock at a price of $5.00 per share.

           4. On December 15, 1995, Antonio J. Lorusso, Jr., and Barbara H. Lorusso acquired 7,500 shares of the Issuer's Common Stock at a price of $5.00 per share.

           All of the above-described transactions were effected through stockbrokers for S. M. Lorusso & Sons, Inc.

   (d) With the exception of the designated beneficiary or beneficiaries of the Antonio J. Lorusso, Jr., Individual Retirement Rollover Account, no other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

   (e)     Not applicable.

Item 6     Contracts, Arrangements, Understandings or Relationships with
------     -------------------------------------------------------------
           Respect to Securities of the Issuer
           -------------------------------------------------------------

           There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the reporting persons identified in
           Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.    Material to be Filed as Exhibits
-------    --------------------------------

           Copies of all written agreements and other documents concerning the borrowing of funds to finance the acquisition of the securities as disclosed


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                                                         Page 6 of 6

           in Item 3 are attached hereto as exhibits and incorporated herein by reference. There are no such documents with respect to Items 4 and 6.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           January 23, 1996
                                           ----------------------------------
                                           Date

                                           S. M. Lorusso & Sons, Inc.


                                           by /s/ Antonio J. Lorusso, Jr.
                                              ----------------------------------
                                              Antonio J. Lorusso, Jr., President

                                           /s/ Antonio J. Lorusso, Jr.
                                           ----------------------------------
                                           Antonio J. Lorusso, Jr.

                                           /s/ James B. Lorusso
                                           ----------------------------------
                                           James B. Lorusso

                                           /s/ Samuel A. Lorusso
                                           ----------------------------------
                                           Samuel A. Lorusso